CTDC Completes the Disposal of Non-core Business to Focus in Solar Industry

HONG KONG – February 25, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that it has completed the disposal of its non-core business of network security on February 16 in order to concentrate solely on its solar energy projects.

On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle Technology Co, Ltd. (“Jingle”), including BHL Networks Technology Co., Ltd. (Cayman) and Beijing BHL Networks Technology Co., Ltd. which are owned by Jingle, to an independent party for a cash consideration of HK$200,000. Jingle and its subsidiaries are providing network security solutions and distribution channels in China.

“The network security business bears no synergies to the solar energy business and as such, it is best for CTDC to dispose the non-core business units leaving the management of the Company to dedicate all the resource and attention in expanding the solar business. Despite the challenging market conditions affected by global economic crisis, we are confident that the market outlook of solar sector will be even better, in particular the solar power plant and application projects in China. We will concentrate our resources and management in the solar power plant and large scale application arena,” commented Mr. Gary Leung, Chief Financial Officer of CTDC.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.